0-26636

02050647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. First Quarter Report ended May 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: August 13, 2002 By:
Peter Wong C.A.

CK

ASIA PACIFIC RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE PERIOD ENDED MAY 31, 2002

(Unaudited)
Prepared by Management

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Balance Sheets

May 31, 2002 and February 28, 2002

(expressed in Canadian dollars)

		May 31 2002 (unaudited)		February 28 2002
ASSETS				
CURRENT				
Cash	$	10,284,548	$	739,282
Accounts receivable		72,325		71,749
Prepaid expenses		34,348		69,140
Deferred financing costs		-		117,763
Other current assets		22,466		24,246
		10,413,687		1,022,180
INVESTMENT IN POTASH CONCESSION (Note 3)		85,430,797		85,292,873
DEPOSIT		259,776		264,384
INVESTMENT IN LAND		7,870,195		7,869,915
CAPITAL ASSETS		161,235		153,339
	$	104,135,690	$	94,602,691
LIABILITIES				
CURRENT				
Accounts payable and accrued charges	$	858,323	$	1,065,201
Convertible debentures (Note 2 and 4)		-		39,184,920
Interest payable on convertible debentures (Note 2 and 4)		-		25,100,617
Promissory notes payable		-		800,000
		858,323		66,150,738
FUTURE INCOME TAX LIABILITY		16,348,459		16,348,459
		17,206,782		82,499,197
SHAREHOLDERS' EQUITY				
Share Capital (Note 2 and 5)		156,648,765		75,236,994
Equity component of convertible debentures		-		4,985,439
Deficit		(69,719,857)		(68,118,939)
		86,928,908		12,103,494
	$	104,135,690	$	94,602,691

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

"John Bovard" — John Bovard, Director

"'Robert G. Connochie" — Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

For the periods ended May 31, 2002 and 2001

(expressed in Canadian dollars)

	Three months ended May 31 2002 (Unaudited)	Three months ended May 31 2001 (Unaudited)
INTEREST AND OTHER INCOME	$ 42,515	$ 4,868
EXPENSES		
Accounting and legal	67,411	21,146
Amortization of capital assets	16,374	19,585
Amortization of deferred financing costs	308,522	17,202
Consulting	92,482	143,418
Interest and bank charges	697,867	1,873,313
Office and miscellaneous	92,620	90,416
Promotion and travel	120,639	152,372
Rent	37,320	38,207
Salaries	481,260	1,052,327
Transfer fees and filing costs	21,561	25,262
	1,936,056	3,433,248
LOSS BEFORE THE UNDERNOTED	(1,893,541)	(3,428,380)
FOREIGN EXCHANGE GAIN (LOSS)	292,623	(548,073)
LOSS BEFORE INCOME TAXES	(1,600,918)	(3,976,453)
FUTURE INCOME TAX RECOVERY	-	69,947
NET LOSS FOR THE PERIOD	(1,600,918)	(3,906,506)
DEFICIT, BEGINNING OF PERIOD	(68,118,939)	(54,578,827)
DEFICIT, END OF PERIOD	$ (69,719,857)	$ (58,485,333)
LOSS PER SHARE	$ (0.00)	$ (0.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	313,463,247	54,467,705

ASIA PACIFIC RESOURCES LTD.

Consolidated Statements of Cash Flows

For the periods ended May 31, 2002 and 2001

(expressed in Canadian dollars)

	Three months ended May 31	
	2002 (Unaudited)	2001 (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss for the period	$ (1,600,918)	$ (3,906,506)
Items not involving cash		
Accretion of liability component of convertible debentures	-	38,194
Interest payable on convertible debentures	685,561	1,765,039
Amortization of capital assets	16,374	19,585
Amortization of deferred financing costs	117,763	17,202
Amortization of deferred foreign currency translation loss	-	544,924
Foreign exchange (gain) loss	(306,259)	6,401
	(1,087,479)	(1,515,161)
Change in non-cash operating working capital items	(170,881)	693,397
	(1,258,360)	(821,764)
CASH FLOW FROM FINANCING ACTIVITIES		
Settlement of withholding taxes (Note 4)	(2,070,561)	-
Repayment of promissory notes	(800,000)	-
Issue of share capital (Note 5)	13,832,053	-
	10,961,492	-
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of capital assets	(24,270)	(9,505)
Decrease in deposit	4,608	-
Investment in land	(280)	-
Investment in potash concession	(137,924)	(125,234)
	(157,866)	(134,739)
NET CASH INFLOW (OUTFLOW)	9,545,266	(956,503)
CASH POSITION, BEGINNING OF PERIOD	739,282	1,010,880
CASH POSITION, END OF PERIOD	$ 10,284,548	$ 54,377
Supplemental Disclosure:		
Change in non-cash operating working capital items:		
Accounts receivable	$ (575)	$ 268,205
Due from affiliated companies	-	(1,032)
Prepaid expenses and deposits	34,792	13,086
Other current assets	1,780	(459,828)
Accounts payable and accrued charges	(206,878)	872,966
	$ (170,881)	$ 693,397
Cash receipts for interest	$ 42,515	$ 4,868
Cash payments for interest	-	-

(expressed in Canadian dollars)

1 CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $1.6 Million for the three months ended May 31, 2002 (fiscal years ended February 28, 2002 and 2001 - $13.5 Million and $16.4 Million respectively).

The Company's continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2 ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended February 28, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended February 28, 2002.

a) Convertible Debentures

The equity component and the carrying value of the Debentures and related interest payable were reclassified into share capital on the date of conversion of the Debentures into common shares of the Company.

b) Stock-based compensation plans

Effective March 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting.

The recommendations encourage, but do not require, the use of the fair value based method to account for stock-based compensation to employees. The Company has not yet determined whether to adopt the fair value based method or to apply the intrinsic value based method and disclose proforma information on the fair value of stock compensation issued during the period in the notes to its financial statements. As no options were granted to employees during the three months ended March 31, 2002, these new recommendations had no impact on the interim consolidated financial statements.

On June 28, 2002, the shareholders of the Company voted in favour of establishing a stock-based compensation plan. The plan allows the Company to grant options up to 10% of the issued and outstanding common shares of the Company. Options have not yet been granted under this plan.

(expressed in Canadian dollars)

3 POTASH CONCESSION

On June 04, 2001, the Department of Mineral Resources of Thailand ("DMR") issued to Asia Pacific Potash Corporation ("APPC") twelve special prospecting licenses ("SPLs"), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first year and second year, respectively, from the date of issuance. As at May 31, 2002, APPC had already expended the minimum required U.S.$240,000 in exploration, development and administrative work for the first anniversary year ending on June 3, 2002. The Company expects APPC to incur the remaining required U.S.$240,000 during the fiscal year ending February 28, 2003.

4 CONVERTIBLE DEBENTURES

On April 1, 2002, the Convertible Debentures, accrued interest and premium payable totalling $62,594,279 were converted into 312,971,396 common shares of the Company at a price of $0.20 per common share. During the quarter ended May 31, 2002 the Company also settled a $2,070,561 withholding tax liability associated with the settlement of the Debentures.

As at May 31, 2002, the Former Debenture holders (see Note 5) control 76.5% of the outstanding common shares and 70.7% on a fully diluted basis. Olympus Capital Holdings Asia I, LP ("Olympus Capital") control 56.5% of the outstanding common shares and 53.5% on a fully diluted basis.

Following completion of the conversion of the Convertible Debentures, Olympus Capital and the other former debenture holders agreed (subject to certain exceptions):

(i) for a period of two months not to sell any common shares they receive from the conversion;

(ii) for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares they receive from the conversion; and

(iii) for a period of 18 months, not to sell common shares comprising 10% or more of the fully diluted common shares they receive from the conversion to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

In addition Crew Development Corp. ("Crew") and its associates and subsidiaries and a former director of the Company and his associates and affiliates agreed to:

(i) for a period of two months not to sell any common shares;

(ii) for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares he or they hold following completion of the Rights Offering (excluding any warrant shares which may be acquired on exercise of warrants); and

(iii) for a period of 18 months, not to sell common shares comprising 10% or more of the outstanding common shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

(expressed in Canadian dollars)

5 SHARE CAPITAL

a) On April 2, 2002, the Company's legal residence was changed from British Columbia to New Brunswick and the authorized share capital was changed from 2,000,000,000 common shares without par value to an unlimited number.

b) Details of share capital from March 1, 2002 to May 31, 2002 are as follows:

	Number of shares	Amount
Balance as at February 28, 2002	60,093,341	$ 75,236,994
Issued for cash pursuant to Rights Offering	69,160,265	13,832,053
Reclassification of Debentures and related interest payable	312,971,396	62,594,279
Reclassification of Equity component of Debentures	-	4,985,439
Balance as at May 31, 2002	442,225,002	$156,648,765

During the three months ended May 31, 2002, the Company issued 69,160,265 common shares and warrants to purchase 69,160,265 common shares in connection with a Rights Offering for total proceeds of $13,832,053 which included $4,000,000 and $3,832,053 from the exercise of rights from Crew and other shareholders respectively, $5,000,000 drawn from the Olympus Capital Standby facility and $1,000,000 from the Crew Standby facility. The warrants entitle the holders to purchase an additional common share of the Company for $0.40 until April 1, 2003.

The Company issued 312,971,396 common shares upon conversion of the Debentures into common shares of the Company at a price of $0.20 per common share (See Note 4).

During the three months ended May 31, 2002, stock options to purchase 990,000 common shares of the Company at a price of $2.98 per common share expired. Warrants to purchase 5,625,635 common shares of the Company at $1.00 per share also expired.

As at May 31, 2002, the fully diluted number of common shares was 513,828,267 and it included 69,160,265 warrants exercisable at $0.40 per common share until April 1, 2003 and 2,433,000 share options.

6 SEGMENTED INFORMATON

The company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Three months ended May 31, 2002		February 28, 2002	
	Revenue	Capital Assets	Revenue	Capital Assets
Canada	$ 39,266	$ 75,024	$ 26,695	$ 76,290
Thailand	3,249	93,387,203	6,178	93,239,837
	$ 42,515	$93,462,227	$ 32,873	$ 93,316,127

Capital assets consist of investment in potash concession, investment in land and capital assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of operations

The Company incurred a net loss of $1.6 Million and $4.0 Million for the three months ended May 31, 2002 and 2001 respectively, a decrease of $2.4 Million.

The Debentures were converted into common shares of the Company on April 1, 2002 and they were outstanding for one month in the quarter ended May 31, 2002 instead of a full quarter in the comparative quarter. As a result, interest expense decreased by $1.2 Million.

Salaries decreased by $0.6 Million. The comparative quarter included a settlement for approximately $900,000 to a former CEO. The current quarter includes a settlement for approximately $160,000 payable to a former employee who resigned and was entitled to a settlement under his employment contract. Excluding the settlements, salaries have increased over the previous quarter with the hiring of additional staff in Thailand and the hiring of a new full time CEO.

Amortization of deferred financing costs increased by $0.3 Million. These additional costs were incurred with the conversion of the Debentures into common shares of the Company.

A foreign exchange gain was recorded during the quarter ended May 31, 2002 compared to a foreign exchange loss in the comparative quarter, a difference of $0.8 Million. The Convertible Debentures were denominated in U.S.$ and were not hedged. The reversal of the foreign exchange account was caused by the appreciation of the Canadian Dollar versus the U.S. Dollar.

Activities relating to the development of the Company's potash project in Thailand that contains the Udon North and South deposits (formerly known as the Udon Project and the Somboon Project respectively) included continuing permitting work to allow the Company to apply for mining licences, on-going public consultation programs and development work to meet the requirements of the Special Prospecting Licenses (see Note 3).

Purchase of the remaining land for the surface facilities has been put on hold. The only current activity relating to land is its maintenance.

Liquidity and Capital Resources

During the quarter ended May 31, 2002, the Company completed the Rights Offering and received cash proceeds of $13.8 Million that were partly used to repay $800,000 in promissory notes and $2,070,561 in withholding taxes payable by the Company from the conversion of the Debentures. The Company completed the conversion of $62.6 Million of Debentures into common shares of the Company.

As at May 31, 2002, the Company's working capital improved to $9.6 Million compared to a negative working capital of $65.1 Million as at February 28, 2002.

Other than for administrative expenditures, the Company will continue to spend funds on the continuing development of its potash project including on-going public consultation programs in conjunction with its application for mining licences. Subsequent to the quarter ended May 31, 2002, the Company has engaged a team of internationally recognized engineering consulting firms to review the economics of a staged project development to allow an accelerated schedule and lower up-front capital expenditure, compared to the 1998 Kilborn Western Feasibility Study, which contemplated production of 2.0 Million tonnes / year. The Company expects to be in a position to determine the specific project development program by calendar year end 2002.

The Company expects to have sufficient working capital to complete its short-term objectives. The Company expects the need to raise additional funds to complete the development of the potash project, to pay for mining licences, purchase additional land and ultimately for construction of the mine facilities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. First Quarter Report ended May 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: August 13, 2002 By:
Peter Wong C.A.

ASIA PACIFIC RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE PERIOD ENDED MAY 31, 2002

(Unaudited)
Prepared by Management

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Balance Sheets

May 31, 2002 and February 28, 2002

(expressed in Canadian dollars)

	May 31 2002 (unaudited)	February 28 2002
ASSETS		
CURRENT		
Cash	$ 10,284,548	$ 739,282
Accounts receivable	72,325	71,749
Prepaid expenses	34,348	69,140
Deferred financing costs	-	117,763
Other current assets	22,466	24,246
	10,413,687	1,022,180
INVESTMENT IN POTASH CONCESSION (Note 3)	85,430,797	85,292,873
DEPOSIT	259,776	264,384
INVESTMENT IN LAND	7,870,195	7,869,915
CAPITAL ASSETS	161,235	153,339
	$ 104,135,690	$ 94,602,691
LIABILITIES		
CURRENT		
Accounts payable and accrued charges	$ 858,323	$ 1,065,201
Convertible debentures (Note 2 and 4)	-	39,184,920
Interest payable on convertible debentures (Note 2 and 4)	-	25,100,617
Promissory notes payable	-	800,000
	858,323	66,150,738
FUTURE INCOME TAX LIABILITY	16,348,459	16,348,459
	17,206,782	82,499,197
SHAREHOLDERS' EQUITY		
Share Capital (Note 2 and 5)	156,648,765	75,236,994
Equity component of convertible debentures	-	4,985,439
Deficit	(69,719,857)	(68,118,939)
	86,928,908	12,103,494
	$ 104,135,690	$ 94,602,691

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

"John Bovard" — John Bovard, Director

'"Robert G. Connochie" — Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

For the periods ended May 31, 2002 and 2001

(expressed in Canadian dollars)

	Three months ended May 31 2002 (Unaudited)	Three months ended May 31 2001 (Unaudited)
INTEREST AND OTHER INCOME	$ 42,515	$ 4,868
EXPENSES		
Accounting and legal	67,411	21,146
Amortization of capital assets	16,374	19,585
Amortization of deferred financing costs	308,522	17,202
Consulting	92,482	143,418
Interest and bank charges	697,867	1,873,313
Office and miscellaneous	92,620	90,416
Promotion and travel	120,639	152,372
Rent	37,320	38,207
Salaries	481,260	1,052,327
Transfer fees and filing costs	21,561	25,262
	1,936,056	3,433,248
LOSS BEFORE THE UNDERNOTED	(1,893,541)	(3,428,380)
FOREIGN EXCHANGE GAIN (LOSS)	292,623	(548,073)
LOSS BEFORE INCOME TAXES	(1,600,918)	(3,976,453)
FUTURE INCOME TAX RECOVERY	-	69,947
NET LOSS FOR THE PERIOD	(1,600,918)	(3,906,506)
DEFICIT, BEGINNING OF PERIOD	(68,118,939)	(54,578,827)
DEFICIT, END OF PERIOD	$ (69,719,857)	$ (58,485,333)
LOSS PER SHARE	$ (0.00)	$ (0.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	313,463,247	54,467,705

ASIA PACIFIC RESOURCES LTD.

Consolidated Statements of Cash Flows

For the periods ended May 31, 2002 and 2001

(expressed in Canadian dollars)

	Three months ended May 31 2002 (Unaudited)	Three months ended May 31 2001 (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss for the period	$ (1,600,918)	$ (3,906,506)
Items not involving cash		
Accretion of liability component of convertible debentures	-	38,194
Interest payable on convertible debentures	685,561	1,765,039
Amortization of capital assets	16,374	19,585
Amortization of deferred financing costs	117,763	17,202
Amortization of deferred foreign currency translation loss	-	544,924
Foreign exchange (gain) loss	(306,259)	6,401
	(1,087,479)	(1,515,161)
Change in non-cash operating working capital items	(170,881)	693,397
	(1,258,360)	(821,764)
CASH FLOW FROM FINANCING ACTIVITIES		
Settlement of withholding taxes (Note 4)	(2,070,561)	-
Repayment of promissory notes	(800,000)	-
Issue of share capital (Note 5)	13,832,053	-
	10,961,492	-
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of capital assets	(24,270)	(9,505)
Decrease in deposit	4,608	-
Investment in land	(280)	-
Investment in potash concession	(137,924)	(125,234)
	(157,866)	(134,739)
NET CASH INFLOW (OUTFLOW)	9,545,266	(956,503)
CASH POSITION, BEGINNING OF PERIOD	739,282	1,010,880
CASH POSITION, END OF PERIOD	$ 10,284,548	$ 54,377
Supplemental Disclosure:		
Change in non-cash operating working capital items:		
Accounts receivable	$ (575)	$ 268,205
Due from affiliated companies	-	(1,032)
Prepaid expenses and deposits	34,792	13,086
Other current assets	1,780	(459,828)
Accounts payable and accrued charges	(206,878)	872,966
	$ (170,881)	$ 693,397
Cash receipts for interest	$ 42,515	$ 4,868
Cash payments for interest	-	-

(expressed in Canadian dollars)

1 CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $1.6 Million for the three months ended May 31, 2002 (fiscal years ended February 28, 2002 and 2001 - $13.5 Million and $16.4 Million respectively).

The Company's continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2 ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended February 28, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended February 28, 2002.

a) Convertible Debentures

The equity component and the carrying value of the Debentures and related interest payable were reclassified into share capital on the date of conversion of the Debentures into common shares of the Company.

b) Stock-based compensation plans

Effective March 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting.

The recommendations encourage, but do not require, the use of the fair value based method to account for stock-based compensation to employees. The Company has not yet determined whether to adopt the fair value based method or to apply the intrinsic value based method and disclose proforma information on the fair value of stock compensation issued during the period in the notes to its financial statements. As no options were granted to employees during the three months ended March 31, 2002, these new recommendations had no impact on the interim consolidated financial statements.

On June 28, 2002, the shareholders of the Company voted in favour of establishing a stock-based compensation plan. The plan allows the Company to grant options up to 10% of the issued and outstanding common shares of the Company. Options have not yet been granted under this plan.

(expressed in Canadian dollars)

3 POTASH CONCESSION

On June 04, 2001, the Department of Mineral Resources of Thailand ("DMR") issued to Asia Pacific Potash Corporation ("APPC") twelve special prospecting licenses ("SPLs"), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first year and second year, respectively, from the date of issuance. As at May 31, 2002, APPC had already expended the minimum required U.S.$240,000 in exploration, development and administrative work for the first anniversary year ending on June 3, 2002. The Company expects APPC to incur the remaining required U.S.$240,000 during the fiscal year ending February 28, 2003.

4 CONVERTIBLE DEBENTURES

On April 1, 2002, the Convertible Debentures, accrued interest and premium payable totalling $62,594,279 were converted into 312,971,396 common shares of the Company at a price of $0.20 per common share. During the quarter ended May 31, 2002 the Company also settled a $2,070,561 withholding tax liability associated with the settlement of the Debentures.

As at May 31, 2002, the Former Debenture holders (see Note 5) control 76.5% of the outstanding common shares and 70.7% on a fully diluted basis. Olympus Capital Holdings Asia I, LP ("Olympus Capital") control 56.5% of the outstanding common shares and 53.5% on a fully diluted basis.

Following completion of the conversion of the Convertible Debentures, Olympus Capital and the other former debenture holders agreed (subject to certain exceptions):

(i) for a period of two months not to sell any common shares they receive from the conversion;

(ii) for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares they receive from the conversion; and

(iii) for a period of 18 months, not to sell common shares comprising 10% or more of the fully diluted common shares they receive from the conversion to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

In addition Crew Development Corp. ("Crew") and its associates and subsidiaries and a former director of the Company and his associates and affiliates agreed to:

(i) for a period of two months not to sell any common shares;

(ii) for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares he or they hold following completion of the Rights Offering (excluding any warrant shares which may be acquired on exercise of warrants); and

(iii) for a period of 18 months, not to sell common shares comprising 10% or more of the outstanding common shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

(expressed in Canadian dollars)

5 SHARE CAPITAL

a) On April 2, 2002, the Company's legal residence was changed from British Columbia to New Brunswick and the authorized share capital was changed from 2,000,000,000 common shares without par value to an unlimited number.

b) Details of share capital from March 1, 2002 to May 31, 2002 are as follows:

	Number of shares	Amount
Balance as at February 28, 2002	60,093,341	$ 75,236,994
Issued for cash pursuant to Rights Offering	69,160,265	13,832,053
Reclassification of Debentures and related interest payable	312,971,396	62,594,279
Reclassification of Equity component of Debentures	-	4,985,439
Balance as at May 31, 2002	442,225,002	$156,648,765

During the three months ended May 31, 2002, the Company issued 69,160,265 common shares and warrants to purchase 69,160,265 common shares in connection with a Rights Offering for total proceeds of $13,832,053 which included $4,000,000 and $3,832,053 from the exercise of rights from Crew and other shareholders respectively, $5,000,000 drawn from the Olympus Capital Standby facility and $1,000,000 from the Crew Standby facility. The warrants entitle the holders to purchase an additional common share of the Company for $0.40 until April 1, 2003.

The Company issued 312,971,396 common shares upon conversion of the Debentures into common shares of the Company at a price of $0.20 per common share (See Note 4).

During the three months ended May 31, 2002, stock options to purchase 990,000 common shares of the Company at a price of $2.98 per common share expired. Warrants to purchase 5,625,635 common shares of the Company at $1.00 per share also expired.

As at May 31, 2002, the fully diluted number of common shares was 513,828,267 and it included 69,160,265 warrants exercisable at $0.40 per common share until April 1, 2003 and 2,433,000 share options.

6 SEGMENTED INFORMATON

The company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Three months ended May 31, 2002		February 28, 2002	
	Revenue	Capital Assets	Revenue	Capital Assets
Canada	$ 39,266	$ 75,024	$ 26,695	$ 76,290
Thailand	3,249	93,387,203	6,178	93,239,837
	$ 42,515	$93,462,227	$ 32,873	$ 93,316,127

Capital assets consist of investment in potash concession, investment in land and capital assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of operations

The Company incurred a net loss of $1.6 Million and $4.0 Million for the three months ended May 31, 2002 and 2001 respectively, a decrease of $2.4 Million.

The Debentures were converted into common shares of the Company on April 1, 2002 and they were outstanding for one month in the quarter ended May 31, 2002 instead of a full quarter in the comparative quarter. As a result, interest expense decreased by $1.2 Million.

Salaries decreased by $0.6 Million. The comparative quarter included a settlement for approximately $900,000 to a former CEO. The current quarter includes a settlement for approximately $160,000 payable to a former employee who resigned and was entitled to a settlement under his employment contract. Excluding the settlements, salaries have increased over the previous quarter with the hiring of additional staff in Thailand and the hiring of a new full time CEO.

Amortization of deferred financing costs increased by $0.3 Million. These additional costs were incurred with the conversion of the Debentures into common shares of the Company.

A foreign exchange gain was recorded during the quarter ended May 31, 2002 compared to a foreign exchange loss in the comparative quarter, a difference of $0.8 Million. The Convertible Debentures were denominated in U.S.$ and were not hedged. The reversal of the foreign exchange account was caused by the appreciation of the Canadian Dollar versus the U.S. Dollar.

Activities relating to the development of the Company's potash project in Thailand that contains the Udon North and South deposits (formerly known as the Udon Project and the Somboon Project respectively) included continuing permitting work to allow the Company to apply for mining licences, on-going public consultation programs and development work to meet the requirements of the Special Prospecting Licenses (see Note 3).

Purchase of the remaining land for the surface facilities has been put on hold. The only current activity relating to land is its maintenance.

Liquidity and Capital Resources

During the quarter ended May 31, 2002, the Company completed the Rights Offering and received cash proceeds of $13.8 Million that were partly used to repay $800,000 in promissory notes and $2,070,561 in withholding taxes payable by the Company from the conversion of the Debentures. The Company completed the conversion of $62.6 Million of Debentures into common shares of the Company.

As at May 31, 2002, the Company's working capital improved to $9.6 Million compared to a negative working capital of $65.1 Million as at February 28, 2002.

Other than for administrative expenditures, the Company will continue to spend funds on the continuing development of its potash project including on-going public consultation programs in conjunction with its application for mining licences. Subsequent to the quarter ended May 31, 2002, the Company has engaged a team of internationally recognized engineering consulting firms to review the economics of a staged project development to allow an accelerated schedule and lower up-front capital expenditure, compared to the 1998 Kilborn Western Feasibility Study, which contemplated production of 2.0 Million tonnes / year. The Company expects to be in a position to determine the specific project development program by calendar year end 2002.

The Company expects to have sufficient working capital to complete its short-term objectives. The Company expects the need to raise additional funds to complete the development of the potash project, to pay for mining licences, purchase additional land and ultimately for construction of the mine facilities.